Exhibit 19

April 5, 2021

Special Committee of the Board of Directors

SWK Holdings Corporation

14755 Preston Road

Suite 105

Dallas, Texas 75254

Dear Members of the Special Committee:

On behalf of funds managed by Carlson Capital, L.P., I am writing today to express our interest in pursuing a transaction with SWK Holdings Corporation that will unlock significant value for SWK stockholders.

As you are aware, several funds managed by Carlson Capital, L.P. have been long-time, patient stockholders of SWK. Over the term of our ownership in SWK, the company’s market value has not meaningfully increased relative to overall market performance. We have considered numerous methods by which SWK could solve the problems causing this underperformance for the benefit of all SWK stockholders. Wanting to be responsible stockholders of SWK and to undertake this consideration properly, we notified the Board of Directors of our possible interest in a transaction and suggested that the Board of Directors form the Special Committee, and we have been mindful of our obligations and the limitations proscribed by the Special Committee, including those matters covered by our confidentiality agreement. Based on our analysis of SWK’s businesses and opportunities to create stockholder value, we would like to make a proposal for consideration by the Special Committee to achieve this goal, which returns substantial capital to all SWK stockholders funded by the sale of SWK’s loan and royalty assets (referred to as the finance receivables assets) and creates a separate, high-growth Enteris biopharmaceutical business. The details of our proposal are below.

We propose that a new, dedicated fund managed by Carlson Capital, L.P. would acquire the finance receivables assets, including its related warrants, from SWK for an aggregate purchase price of $193 million, which amount is based on the asset portfolio as it existed as of December 31, 2020. This purchase price would be payable in cash and would be subject to customary adjustments for changes in the asset portfolio through closing. Our proposal contemplates that substantially all of the proceeds of this sale would be distributed to all SWK stockholders as a special cash dividend, and we would intend to work with the Special Committee to mutually determine the amount of such distribution.

This proposal would deliver an attractive value for the finance receivables assets for the benefit of all SWK stockholders. In particular, we believe our proposed purchase price is attractive relative to our understanding of where portfolios with similar characteristics have historically transacted. Moreover, the proposed special cash dividend provides the ability for all SWK stockholders to receive substantial value for their shares in an amount approximately equal to the current trading prices of SWK shares while mitigating potential negative price implications due to the limited trading activity in SWK shares.

The definitive agreement providing for the transaction will not have any financing condition, nor do we believe that there will be significant difficulties in separating these assets. As a result, once finalized, this transaction will provide excellent certainty for all parties.

As a fundamental component of this proposal, the proposed transaction would create a path for SWK to have significantly greater value for the Enteris business. Following the completion of the transaction, SWK would become a public pure-play clinical stage biopharmaceutical company, and we believe the Enteris business would trade at a significantly higher valuation than what is currently implied in the recent trading price of SWK shares. We believe in Enteris and its future prospects and would plan to maintain our pro rata equity stake in the remaining Enteris public company. However, Enteris simply doesn’t fit with SWK’s finance receivables operations, and as a result, absent a transaction of the type proposed by us, we believe Enteris will not be fully recognized or valued in the market. This transaction would allow for this natural separation.

We believe the Enteris business would have sufficient cash flow from operations and milestone payments to fund future operations and growth. While Enteris already has a high-quality management team in place, as a part of the consideration of this transaction, we are prepared to work with you to determine the appropriate governance and board arrangements for the company to best position Enteris for its future as a biopharmaceutical company. We are also willing to constructively discuss modifications to our existing stockholders agreement that would be appropriate for the new stand-alone entity and explore potential capital raising alternatives that would accelerate the growth and value of Enteris’ technology and platform.

As we have communicated to you from the beginning of our exploration of a possible transaction, we would engage in a transaction of this kind only if it has been approved by a fully empowered, independent, disinterested committee of the Board of Directors and by the vote of a majority of the unaffiliated SWK stockholders, neither of which is waivable.

We believe SWK stockholders will recognize the benefits of this transaction and provide their support. Through a return of proceeds from the sale of the finance receivables assets plus the expanded value of the remaining pure-play biopharmaceutical business, we believe this proposed transaction will result in meaningful value creation from recent stock prices and continuing upside for all SWK stockholders.

In order to finalize our proposal, we would need to complete customary confirmatory due diligence (including the review of certain information regarding the tax position of certain assets) and prepare and negotiate mutually satisfactory definitive agreements providing for the transaction. We believe these items can be completed within a few weeks. We stand ready to work with you and your team immediately and are prepared to commit the resources and time necessary to complete the proposed transaction expeditiously. We have retained the services of Houlihan Lokey Capital, Inc. as our financial advisor and Gibson Dunn & Crutcher LLP as our legal counsel to assist with financial and legal matters related to this transaction.

We have been impressed with Winston Black and his team. At the appropriate time, we would welcome the opportunity to discuss their willingness to work with Carlson Capital, L.P. or one of its affiliates to manage the finance receivables assets following the closing of our proposed transaction and would be happy to talk with you about ways to transition these employees to Carlson Capital, L.P. or one of its affiliates. In addition, given the substantial time and effort we have put forth, we would also expect that SWK would agree to grant us a period of exclusive negotiations at an appropriate time in the future as we finalize the terms of the definitive agreements with you.

This proposal is a non-binding indication of interest, which remains subject to the negotiation, execution and delivery of mutually satisfactory definitive agreements, satisfactory completion of confirmatory due diligence, satisfactory completion of executive background checks as appropriate, approval of the transaction by your Board of Directors and/or Special Committee as appropriate and receipt of customary approvals (including regulatory approvals). Nothing contained in this letter or any resulting communications shall create any legally binding agreements or obligations of any party referred to herein until definitive documentation setting forth such legally binding terms has been negotiated, executed and delivered by the parties.

We are mindful of our obligations under applicable securities laws. As a result, in light of this letter and our interests expressed herein, we will be amending our Schedule 13D and attaching this letter as an exhibit to the filing with the U.S. Securities and Exchange Commission.

We believe it is best for all parties and all SWK stockholders for the evaluation of the proposed transaction to proceed expeditiously to determine if we can reach an agreement on a proposed transaction between Carlson Capital, L.P. and SWK. We welcome the opportunity to discuss this proposal and the path forward in greater detail at your convenience. We look forward to hearing from you.

Very truly yours,

/s/ Clint D. Carlson Clint D. Carlson

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